UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Appointment of New Officers and Directors

On August 7, 2024, the board of directors (“Board”) appointed two new officers and each of these officers as directors of Origin Agritech Limited (“Company”).

Li Yang, Chief Operation Officer and Director.

Mr. Li Yang, was appointed the Chief Operation Officer of the Company and a director of the Company. Mr. Li has over 20 years of experience in investment activities and senior corporate management. From July 2024 to the present, Mr. Li has been serving as the Executive Director of Asia Television Holdings Limited. From March 2023 to the present, Mr. Li has been serving as the Executive Director and Deputy Chairman of IBO Technology Company Limited. From April 2022 to March 2024, Mr. Li was an Independent Non-Executive Director of HG Semiconductor Limited and redesignated as Executive Director since March 2024. From January 2022 to the present, Mr. Li has been serving as Chairman and Executive Director of Virtual Mind Holding Company. From August 2020 to February 2021, Mr. Li served as the Executive Director of CT Environmental Group Limited. From November 2018 to December 2020, Mr. Li served as Deputy Chairman and Executive Director of Leyou Technologies Holdings Limited. All of the above companies are listed companies on the Hong Kong stock exchange.

Prior to the above indicated employments, Mr. Li served in other executive and senior management positions with Sino Haijing Holdings Limited, Guanghe Landscape Culture Communiction Co., Ltd. Shanxi and China Best group Holdings Limited.

Mr. Li holds a Master Degree from the Chinese Academy of Social Sciences, where he majored in world economics, a Masters of Business Administration from Shenzhen Economic and Management Institute, and a Diploma from Shenzhen University.

Mr. Li was appointed a director of the Company because of his extensive management experience in senior positions and because of his long experience in managing the operations of a significant public listed company, particularly in reference to its investment and financial activities.

Cheng chi Kin (Patrick), Chief Financial Officer and Director.

Mr. Cheng was appointed the Chief Financial Officer of the Company and a director of the Company. From April 2024 to the present, Mr. Cheng has served as an Independent Non-Executive Director of Asiasec Properties Limited, a property investment holding company. From September 2019 to the present, Mr. Cheng has served as an Non-Executive Director and from September 2019 to March 2024, he was the Chairman and Executive Director, of Affluent Partners Holdings Limited, a company engaged in manufacturing pearls and jewelry and providing research and development services and skin care solutions. From June 2022 to March 2024 Mr. Cheng was the CEO and Executive Director of China Uptown Group Company Limited, a property development and commodity trading company. From June 2018 to June 2020, Mr. Cheng was Director and the responsible officer of Kingston Asset Management Limited, a company engaged in asset management and business restructuring.

Prior to the above indicated employments, Mr. Cheng served in senior management positions with IRC Limited, where he represented private equity funds, Etone Investment Development Limited, where he managed an Australia land bank investment and engaged in residential property development, and was Director of Zhongrong International Asset Management Co Limited, where he was the responsible officer for risk management and operational audits.

Mr. Cheng also held operational and senior management positions with Sino Haijing Holdings Limited (a packaging company), Yuexiu REIT Asset Management Limited (a property investment company with acquisitions in China that provided capital and debt financing for property development projects), Great Field (Cambodia) International Limited (a company engaged in land and plantation development). In these positions, Mr. Cheng provided risk management, asset management, financial and audit, internal audit and finance relationship services. He has also acted as financial controller, senior project manager, senior investment manager, senior credit analyst (BNP Bank), and as an auditor in a UK accountancy firm.

Mr. Cheng holds an MBA from the Cardiff Business School in the United Kingdom, an Honors Degree in Business Studies from the University of Glamorgan in the United Kingdom, and an Hong Kong Advance Level degree from St Gloria College (HK). Mr. Cheng holds Licenses 1, 4 and 9 from the SFC, and is a Fellow Member of the Hong Kong Institute of Certified Public Accountants, a Fellow Member of International Accountants, a Member of the Institute of Management Accountants, and a Chartered Marketer of the Chartered Institute of Marketing. He is also a member of the Greater Bay Areas Association of Listed Companies, the Hong Kong Commerce & Industry Association, the China Real Estate Chamber of Commerce Hong Kong and International Chapter and the Hong Kong Business Accountants Association.

Mr. Cheng was appointed a director of the Company because of his extensive management experience in senior positions, his long experience in managing the operations of a public listed company, particularly in reference to its investment and financial activities, and his experience in audit and financial statement experience and responsibilities in significant public and private companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: August 21, 2024